

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Rosa Habeila Feliz Ruiz, President
Santo Pita Corporation
Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

      Re: **Santo Pita Corporation**
               Amendment No. 1 for Registration Statement on Form S-1
               File No. 333-169503
               Filed on December 16, 2010

Dear Ms. Ruiz:

      Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      Please amend your registration statement to include the appropriate interim financial statements, as required by Rule 8-03 of Article 8 of Regulation S-X.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      You may contact Raj Rajan at (202) 551-3394 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                           Sincerely,

                           John Reynolds
                           Assistant Director

  cc: Gregg Jaclin, Esq.
         Fax: (732) 577-1188